Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

1.1 Date

This “Management’s Discussion And Analysis” should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company’s Annual Report for the year ended December 31, 2006.

The following sets out management’s discussion and analysis of our financial position and results of operations for the nine months ended September, 2007 and 2006.

All financial information is reported in U.S. dollars unless otherwise noted.

1.2 Overview

(A) GENERAL

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and other industrial applications. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products. The principal by-product, char, has commercial applications.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company’s current name.

As at September 30, 2007, the Company had five wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; and First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

The Company also owns 100% shares of Dynamotive Biomass Resource Corporation (“DBRC”), incorporated under the laws of British Columbia, Canada in 2006. In July 2007, the Company entered into a share exchange agreement with Pendana Limited BVI (“Pendana”), whereby Pendana has agreed to sell its 49% (490,000 common shares) of DBRC in consideration of the issuance of 2,000,000 common shares of the Company. 2,000,000 common shares having a deemed value of $1.00 per share were issued to Pendana in August 2007.

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

(B) OVERVIEW OF RECENT DEVELOPMENTS

Dynamotive achieved great progress this year in the face of many challenges. However, management and shareholders alike have felt the frustrations after early development expectations were dampened by delays in plant completion dates that impacted many of our corporate plans.

The entire Dynamotive management team worked tirelessly throughout the year in order to achieve some significant milestones throughout the organization and to advance project and product distribution opportunities.

The progress coupled with frustration can be best explained by the nature of the technological advances we achieved. We completed a vastly improved version of our BioOil plant in Guelph, Ontario, while, at the same time, we endured delays in securing full operational permitting for the plant. The plant was technically capable of operating in July, as evidenced by the production runs conducted from late June , but the balance of the plant completion and final permitting resulted in limited operational possibilities which have been resolved.

We are now pleased to report that operations have begun at Guelph, and the plant is coming on to full stream at a rapid pace, with no recurring equipment faults and adjustments being required. Production runs at increasing capacity rates have been completed, and our plan is set to achieve full capacity during December, which will be followed by the turnover of operations to our partner, Evolution Biofuels.

At the plant in West Lorne, Ontario, we also experienced progress but which was slower than planned, as a result of equipment supply delays going beyond the initial contracting deadlines. That, in turn, affected

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006 project scheduling. Notwithstanding, the West Lorne project is nearing completion and we expect to have both it and Guelph operational in the very near future.

As a result, project development protocols have been revised with stronger emphasis on preparation, more rigorous planning, and the establishment of stricter project standards and pre-development activities. These stricter standards must be met prior to a project being approved for definitive agreement negotiation and development.

While the new protocols will provide more certainty in the timing and development of projects, supply of some key components remains tight and still represent a risk in the project construction cycle. Accordingly, Dynamotive is working with suppliers to minimize such situations in future projects. We are establishing fabrication capabilities in North America, South America and, most recently, we have started negotiations for fabrication of plants in Europe.

Market conditions also show significant improvement, with a 50% increase in commodity prices during the past year. This should favorably impact the bottom line of our plants once in operation. Dynamotive’s biofuels compete or complement light fuel oil / heating oil applications, and this market has shown significant appreciation. Naturally, not having the plants in operation at such time has further delayed us from being able to capitalize on the favorable prevailing market conditions. Nevertheless, the Company has demonstrated the use of our biofuels in multiple applications, and we are currently in negotiation to supply BioOil from Guelph and West Lorne to various users in Canada, the U.S., the E.U. and China. We have also, through our partners in Australia, also received interest from Japan. We expect to start initial deliveries of test shipments in December with an acceleration of deliveries beginning in the first quarter of 2008.

Market volatility is also a concern to users and producers alike. Dynamotive, having secured long-term supply contracts for biomass, is in a good position to establish long-term fixed price supply contracts. This should provide us with a strong commercial advantage and has been well received by our prospective customers.

We believe we have a set of particularly favourable market conditions, and so have expectations to meet from our partners, customers, suppliers, shareholders and the market at large. We are in a unique position in the cellulose fuel market. We have a product and the biofuel plants to produce it, and this is where we must be precise in our actions. We believe we have the opportunity to take a commanding position, and for that we must be disciplined in our actions.

Therefore our engineering and commissioning teams are being asked to follow their plans most rigorously. Our fundamentals are strong, as reflected in our technology and management. We are confident in our ability and capacity to meet stated objectives and meet shareholder expectations. So while we share your frustrations and impatience, we believe we must properly capitalize on the unique opportunity we have identified and are pursuing.

What follows is a representative snapshot of current priority projects at the Company.

Biofuel Plant Development

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

Guelph Plant 200 tonne-per-day capacity commercial plant: Operations commenced November 16th., and a number of production runs were completed at increasing capacities. Training of plant staff under operational conditions is ongoing.

Plant and plant operations status: As of the date of this report, the pyrolysis reactor is heating up to operational levels (450c to 500c) in preparation for feeding and production.

Product application from Guelph plant: Commercial tests have been secured with electrical utilities and industrial users in the U.S. and Canada, with shipments of product to commence in December.

West Lorne 130 tonne-per-day capacity commercial plant + 2.5 megawatt cogeneration facility: Refurbishing and upgrade of plant to 130 tpd continues; adjustments to plant equipment incorporated based on the positive results shown in the Guelph plant start up.

Mechanical and electrical completion is expected by January 15, 2008. The output from the plant is fully committed to the Ontario Power Authority Standard Offer and specialty products applications. Ten percent of capacity has been reserved for market development purposes.

10 Tonne per day capacity pilot plant: Dynamotive has received an offer from a U.S. company for the plant to be dedicated to specialty products and is currently evaluating the offer and its alternative use. We intend to have the plant refurbished and in operation in 2008.

2 Tonne per day capacity pilot plant: The Company intends to reactivate this plant and operate it to develop further know-how in the processing of various types of cellulosic materials. In addition, the plant would allow for testing of various types of biomass for customers and prospective customers.

Bench-scale plant: The Company expects to have its new bench-scale facility completed and operational in January 2008. With the completion of this plant, the Company will be able to provide full analytical capabilities to customers and advance its research programs.

Plant Fabrication Capabilities

Canada / U.S: Dynamotive and Evolution Biofuels have developed fabrication capabilities and a network of suppliers to service plant fabrication requirements for these markets. Key suppliers have been identified in feed handling, reactor and modularization of plants.

Latin America - Argentina: Dynamotive Latinoamericana SA (wholly owned subsidiary) has developed fabrication capabilities to service local and regional market requirements. Fabricators have been pre-selected in anticipation of launch of projects in the Province of Corrientes and supply to Australia.

Dynamotive set up its engineering hub in Argentina under the leadership of Raul Parisi. Working in cooperation with local partners, Dynamotive seeks to provide engineering support to projects and fabrication partners worldwide.

Europe: Dynamotive has entered into negotiations with a major European Union fabricator and engineering concern to provide turn key solutions throughout Europe. Negotiations are on-going and are expected to be completed in the first quarter of 2008.

Other Markets - Australia, Far East, Asia: Dynamotive’s strategy in regard to market entry is to supply pyrolysis modules fabricated in any of the above jurisdictions. We would then partner with local engineering and construction firms to erect plants and provide plant services. Ultimately, the Company aims to have fabrication partnerships in several key regions.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

Research and Development

Dynamotive’s process and product research capabilities were expanded in 2007, with the installation of a dedicated laboratory in Waterloo, Ontario, and the addition of two research engineers and two support staff. The team, under the direction of Dr. Desmond Radlein, concentrated its efforts on potential patentable developments in BioOil upgrading, as well as coordination with other research facilities with which the Company is cooperating.

Key achievements: Upgrading BioOil – a process has been identified to neutralize BioOil (to low PH) while increasing calorific value of the end product. This process is a precursor to full upgrading of BioOil to synthetic fuels. Two paths have been identified in the upgrading of BioOil to mobile fuels. They are hydro-treating and catalytic reforming, and Fischer Tropsch technology. Dynamotive’s biofuels are applicable to both methods.

Process: We have improved process parameters for specific biomass feedstocks, leading to improved product yields and quality.

Product Supply

ASTM classification: Dynamotive is working with the ASTM International, the leading standards organization to establish an ASTM standard for pyrolysis oils. This is a critical step in normalizing a market for this type of fuel. Work is ongoing with a further meeting of ASTM scheduled for early December.

BioOil Plus: Dynamotive introduced and tested BioOil Plus, a fuel with higher char content which is milled to under 8 microns. This fuel has higher calorific value and is aimed at the industrial and gasification market.

Supply Agreements: Dynamotive has currently signed contracts for the supply of BioOil and electricity produced from BioOil that would account for all the production from the West Lorne plant. The Company is also in negotiations with utilities in the U.S., Canada and the EU for the supply of oil produced at Guelph. Dynamotive has committed in excess of 500 tonnes of product for market development to users and distributors. We expect to start delivering in December. The Company also expects to complete testing and to consolidate contracts for the full production output from Guelph, upon completion of initial fuel burns by customers.

Potential Project Developments (advanced):

The following projects are a small portion of the total project pipeline under consideration. We believe these projects described below have strong prospects for execution in 2008.

Canada Operating Subsidiary:
Nova Scotia Project (announced previously): Project feasibility study completed determining viability, subject to confirmation of product offtake agreement. Test burn and conditional term supply agreement with prospective purchaser of fuel pending delivery of fuel from Guelph plant.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

Evolution Biofuels: Further plant development is planned for the Canadian market in 2008, with additional plants following this deployment. This additional development will follow the full commissioning of the Guelph plant.

First Resources Subsidiary:

Dynamotive’s commitment to First Nations development in Canada and in the Americas is strong and enduring. Projects in British Columbia have been identified by the Company. The combination of First Nations values and Dynamotive’s technology provides opportunity for environmental, ethical and economic returns. We strongly believe that project opportunities will materialize in 2008 and fully support this initiative. Mrs. Johnna Sparrow, a founding member of First Resources, is resolute in her approach and is conducting a superb campaign of dissemination and project development. First Resources as an entity is recognized both in the First Nations communities and by Provincial and Federal institutions in Canada.

United States Operations:

Development of our first project in the US has taken longer than expected. Our plan was to launch an initial project early in 2007 and have a plant operational in the first half of 2008. Given the delays in the final commissioning of our plant in Guelph, this is now not possible, although much progress was achieved. Two projects are currently under development and there are additional significant prospects.

The U.S. subsidiary is growing. Mr. Kingston been serving as its interim President, but a new President will join us next year, which we will announce at a later date. This person will bring strong technical, commercial and management expertise. Dynamotive conducted a country-wide search for this position with a top executive placement firm. The new President will join Milton Copulos, Kathryn Robison, Max Hence, and Delphin Thebaud, who have been responsible for the development of Dynamotive’s activities in the U.S. to date. The new President will have full responsibility for the development and implementation of Dynamotive’s business plan in this key market.

We are currently moving forward in two states. In one state, we have formally launched a project after 8 months of pre-development by our U.S.-based team. 100,000 tonnes of biomass have been conditionally secured , and we have identified the site and the distributor for fuel in the region. In the other state, we are in advanced negotiations for the development of a project, with site and biomass supply identified.

Latin America Subsidiary:

Argentina: Corrientes project opportunity (Dynamotive Latinoamericana SA) for four 200 tpd modules identified and secured. Site secured as well as biomass. Electricity off-take agreement agreed in principle. Off-take guarantees under negotiation. Project finance under negotiation with first class international banks.

Corrientes # 2: Four further plants under negotiation with private group. Biomass availability confirmed. Local and export market opportunities being evaluated.

Other opportunities in Argentina are being evaluated.

Other regional opportunities: Dynamotive and regional partners are currently evaluating participation in RFPs (request for proposals) for renewable portfolio requirements in Uruguay, Chile, Dominican Republic, Panama and Brazil.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

Europe:

Czech Republic: Dynamotive has identified and is currently negotiating the supply of a first plant for what is intended to be a four-module facility. Technical and financial diligence has been completed by plant buyers and the companies are now proceeding towards financial closure for such supply.

Switzerland / France: Prius Developments, Dynamotive’s agent in France, Switzerland, Italy and Austria, is the developer of what is expected to be a first project opportunity in Switzerland, in the Canton of Fribourg. Further negotiations are ongoing for a multiple project opportunity in France in regard to Renewable Portfolio Standard requirements.

Beyond these opportunities, Dynamotive is currently evaluating project opportunities in Ukraine, the Netherlands and the U.K.

Australia:

Renewable Oil Corporation continues to make progress in what is expected to be its flagship project in Australia. Biomass has been secured, as well as a first class strategic partner in material handling and recycling. In Dynamotive’s opinion, the project opportunity is strong and well managed, with strong probabilities of the project advancing to fabrication in the first half of 2008. Dynamotive holds a minority position in ROC. For more information please refer to the ROC website at: www.enecon.com.au

Far East / China:

Japan: Negotiations and project analysis with Mitsubishi Corporation are ongoing. Material facts will be announced as they occur.

Taiwan: Sourcing local engineering firms to provide turnkey services. Currently evaluating one of the largest companies in Taiwan for collaboration on potential services in Taiwan and China. Work focuses on detailed scope of supply and costs.

Projects currently in development include:

A liquor factory with available grain (distiller grain) for 100 tpd BioOil plant.

A Taiwanese company has a license to grow high-yield fiber grass for conversion to alcohol. The company is considering converting first to BioOil. Production economics on 200 tpd plant have been provided.

China:
Dynamotive has worked with the China National Development and Reform Commission on a BioOil feasibility study for two years. This is a major policy advisory and administrative division of the Chinese government which can assist in obtaining government subsidies for BioOil projects in China. With the study completed, NDRC is very supportive of BioOil production in China. Dynamotive has been invited to present at the Beijing Alternative Energy Seminar in December.

Dynamotive is in various stages of development with a number of companies to establish BioOil plants. In particular, we are in discussions with a Chinese investment company to establish projects in Northeast China, with a potential local engineering partner.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

While we believe the foregoing provides useful insight into the opportunities we are seeing, we must advert you to our forward looking information disclaimed. There can be no certainty that all or any of these projects will pass our stricter screening standards or that available finances will permit their timely development.

For more detailed information on corporate activities please refer to the MD&A section of our financial statements.

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated and interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

	As at December	As at December	As at December
	31, 2006	31, 2005	31, 2004
(US Dollars)	$	$	$
Results of operations:
Revenue	—	—	—
Loss from operations	(14,319,641)	(11,822,274)	(9,917,889)
Loss from continuing operations	(14,252,382)	(11,997,344)	(9,916,215)
Net loss	(14,252,382)	(11,997,344)	(9,916,215)
Net loss per share	(0.09)	(0.11)	(0.12)
Net loss from continuing operation per share	(0.09)	(0.11)	(0.12)

Financial position at year-end:
Total assets	38,093,699	16,962,573	13,198,698

Total liabilities	6,958,287	8,670,165	8,911,500

Non-controlling interest	1,354,923	—	—

Shareholder’s equity	29,780,489	8,292,408	4,287,198

Deficit	(73,099,779)	(58,847,397)	(46,850,053)

Common shares issued	171,765,776	123,211,875	93,129,798

1.4 Results of Operations

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

During the third quarter ended September 30, 2007, the Company recorded a net loss of $3,179,667, while the net loss for the same quarter in 2006 amounted to $3,086,964. During the first nine months of 2007, the Company recorded a net loss of $9,920,999, while the net loss for the same period in 2006 amounted to $10,140,707. The increase in operating loss for the third quarter was primarily attributable to the increase in stock-based compensation expense.

The basic and diluted loss per common share for the third quarter was $0.02 per share, equal to the same quarter in 2006. The basic and diluted loss per common share the first nine months of 2007 decreased to $0.05 compared to $0.07 for the same period in 2006. The basic and diluted loss per share for the first nine months was lower because of the decrease in operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the third quarter of 2007 increased to 189,679,200 shares from 162,278,171 shares in the same quarter of 2006. The weighted average number of Common Shares increased to 184,264,305 shares for the nine month period ended September 30, 2007 from 148,705,520 shares for the same period ended September 30, 2007.

Marketing and business development expenses for the third quarter of 2007 decreased to $360,898 from $464,385 for the same quarter in 2006. Marketing and business development expenses for the first nine months of 2007 decreased to $1,055,650 from $1,394,025 for the same period in 2006. These decreases were due to decreases in business development activities and participation in a major environmental conferences during the 2006 period.

For the third quarters of 2007 and 2006 the Company had expended on a quarterly basis $232,914 and $1,002,059 respectively, on research and development. These amounts were net of $nil (2006 - $27,316) of product sales. For the first nine months in 2007 and 2006 the Company had expended $1,756,237 and $3,429,362 respectively, on research and development. These amounts were net of $13,157 (2006 - $142,838) of product sales. Of these research & development expenditures, $nil and $235,909 respectively, were sponsored by government funding. The remainder of the respective expenditures in the nine month period were Company sponsored. These decreases were due to reduced activity in engineering development of the commercial scale plant and other product development activities.

General and administrative expenses in the third quarter of 2007 increased to $2,550,162 from $1,784,153 for the same quarter in 2006. General and administrative expenses in the first nine months of 2007 increased to $7,220,857 from $5,282,125 for the same period in 2006. The increase in 2007 was mainly due to increased activity in the general and administrative area, management of the Company’s development activities related to its initial 200 TPD plant, and the establishment of new offices in the U.S. and Argentina.

Amortization and depreciation expenses increased slightly to $34,930 in the third quarter of 2007 from $28,997 in the same quarter in 2006. Depreciation and amortization expenses increased to $99,509 in the first nine months of 2007 from $84,597 in the same period in 2006.

Interest expenses decreased in the third quarter to $10,763 from $24,524 in the same quarter of 2006. Interest expenses decreased in the first nine months of 2007 to $13,422 from $446,877 in the same period of 2006. The interest expenses incurred in 2006 were due mainly to the accretion of the debt discount related to the short-term convertible loans and expenses incurred on the conversion of one of these loans.

Interest and other income decreased to $8,301 in the third quarter of 2007 compared to $191,283 in the same quarter in 2006. Interest and other income decreased to $123,651 in the first nine months of 2007

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006 from $366,095 in the same period in 2006. The decrease in 2007 was due mainly to the decrease of interest income from investments in short-term money market deposits.

Loss on settlement of accounts payable increased to $107,949 in the third quarter of 2007 from $nil in the same quarter in 2006. Loss on settlement of accounts payable increased to $107,949 in the first nine months of 2007 from $nil in the same period in 2006. The increase in 2007 was due to a non-cash compensation payment exceeding the book value of the outstanding payable.

Loss on purchase of interest in subsidiary increased to $229,614 in the third quarter of 2007 from $nil in the same quarter in 2006. Loss on purchase of interest in subsidiary increased to $229,614 in the first nine months of 2007 from $nil in the same period in 2006. The increase in 2007 was due to purchase of the balance of 49% interest of Dynamotive Biomass Resource Corporation and this loss arises from the recognition of the loss on non-controlling interest to the date of acquisition of the minority interest.

Currency exchange gain in the third quarter amounted to $367,208 compared to the loss $1,445 in the same quarter in 2006. Currency exchange gain in the first nine months of 2007 amounted to $329,526 compared to the loss $248,563 in the same period in 2006. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

		Three months ended
	Sep 30	Jun 30	Mar 31	Dec 31
	2007	2007	2007	2006
(US Dollars)	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(3,179,667)	(3,502,236)	(3,239,097)	(4,111,675)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Net loss	(3,179,667)	(3,502,236)	(3,239,097)	(4,111,675)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)

Weighted average common shares
outstanding in the period	189,679,200	185,378,751	177,602,251	168,463,261

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

	Sep 30	Jun 30	Mar 31	Dec 31
	2006	2006	2006	2005
	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(3,086,964)	(3,755,849)	(3,297,894)	(5,078,230)
Net loss per share	(0.02)	(0.02)	(0.03)	(0.04)

Net loss	(3,086,964)	(3,755,849)	(3,297,894)	(5,078,230)
Net loss per share	(0.02)	(0.02)	(0.03)	(0.04)

Weighted average common shares
outstanding in the period	162,278,171	151,402,079	131,906,042	118,686,979

1.6 Liquidity

During the third quarter ended September 30, 2007, the Company generated cash from financing activities of $2,902,248, and used cash in operating activities and investing activities of $2,319,652 and $2,368,008, respectively. During the first nine months ended September 30, 2007, the Company generated cash from financing activities of $13,260,671, and used cash in operating activities and investing activities of $5,279,074 and $17,745,920, respectively.

The Principal sources of liquidity during the third quarter ended September 30, 2007 were (i) $2,044,942 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash; (ii) $866,281 in deposits for Common Shares to be issued in the remainder of 2007 pursuant to private placement offerings commenced in the third quarter 2007; and offset by (iii) $8,975 decrease in long term loan. Principal sources of liquidity during the nine months ended September 30, 2007 were (i) $11,140,413 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash; (ii) $500,000 increase in joint-venture deposit received; (iii) $344,042 increase in long term loan; (iv) $407,430 decrease in government grants receivable, and (v) $868,786 in deposits for Common Shares to be issued in the remainder of 2007 pursuant to private placement offerings commenced in the third quarter 2007.

Principal sources of liquidity during the quarter ended September 30, 2006 were (i) $1,015,924 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares; (ii) $253,333 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $381,773 decrease in government grants receivable; and (vi) $50,000 increase in deferred revenue. Principal sources of liquidity during the nine months ended September 30, 2006 were (i) $24,723,410 in net proceeds from private placement offerings of the Company’s Common Shares; (ii) $253,333 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $500,000 increase in joint-venture deposit received; (iv) $400,000 increase in deferred revenue; partially offset by (v) $474,036 increase in government grants receivable; and (vi) $830,013 repayment of long term loan.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

Overall change in cash position during the third quarter of 2007 was a decrease in cash of $1,489,097 as compared to a decrease of $4,948,922 during the same quarter in 2006. Overall change in cash position during the first nine months of 2007 was a decrease in cash of $9,336,070 as compared to an increase in cash of $10,340,111 during the same period in 2006. Overall cash flows decreased during the first nine months of 2007 due to significantly decreased financing activities and increased in the acquisition of capital assets (Guelph and West Lorne plants).

The net amount of cash used in operating activities in the third quarter of 2007 decreased to $2,319,652 from cash used of $4,175,163 in the third quarter of 2006. Cash used in operating activities in the third quarter 2007 consisted of a net loss from operations of $3,179,667, translation gain and net change in non-cash working capital balances related to operations for $367,208 and 256,610, respectively, that were offset by (i) non-cash equity compensation expenses of $1,084,116, (ii) depreciation and amortization of non-cash items in the sum of $34,930, (iii) loss on settlement of accounts payable of $107,949, (iv) loss on sale of interest in subsidiary of $229,614. Cash used in operating activities in the third quarter 2006 consisted of a net loss of $3,086,964 and a net change in non-cash working capital balances related to operations of $1,805,135 that were partially offset by (i) non-cash equity compensation expenses of $686,494, (ii) depreciation and amortization of non-cash items in the sum of $28,997, and (iii) translation loss of $1,445.

Financing activities during the third quarter 2007 generated a net increase in cash of $2,902,248, primarily from the Company’s private placements of Common Shares. Financing activities during the third quarter 2006 generated a net increase in cash of $1,701,030, primarily from the Company’s private placements of Common Shares.

Financing activities during the first nine months of 2007 generated a net increase in cash of $13,260,671, primarily from the Company’s private placements of Common Shares. Financing activities during the first nine months of 2006 generated a net increase in cash of $24,572,694, primarily from the increase in Company’s private placements of common shares.

Investing activities in the third quarter 2007 resulted in use of cash, in the amount of $2,368,008. This amount was incurred in the acquisition of capital assets for the quarter. Investing activities in the third quarter 2006 resulted in use of cash, net of grants and disposal, in the amount of $2,470,411, including $2,363,994 that was incurred in the acquisition of capital assets, $100,000 incurred in the purchase of IPO shares of Renewable Oil Corp and $6,417 expended on patents.

Investing activities in the first nine months of 2007 resulted in use of cash, in the amount of $17,745,920. This amount included the acquisition of capital assets of $16,886,920 and an increase of long term deferred assets of $859,000. Investing activities in the first nine months of 2006 resulted in use of cash, net of grants and disposal, in the amount of $4,008,880. Of this amount, $4,065,042 was incurred in the acquisition of capital assets, $16,651 was expended on patents, $100,000 was incurred in the purchase of IPO shares of Renewable Oil Corp, and that were partially offset by a $172,813 decrease in restricted cash.

1.7 Capital Resources

As at September 30, 2007, the Company had a working capital deficiency of $7,629,432, an accumulated deficit of $83,020,778 and has incurred a net loss of $9,920,999 for the nine months period ended September 30, 2007.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

In the quarter ended September 30, 2007, Dynamotive had no commercial revenue from its core BioOil operations. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada (“TPC”) funding receivable, will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2007, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s TPC program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$8.2 million (C$8.235 million), of which $7.4 million (C$ 7.4 million) has been received as of September 30, 2007 and $0.8 million is included in government grants receivable.

During the first quarter of 2007, the Company raised subscription funds of $2.5 million relating to the private placement commenced during the first quarter of 2007 at subscription prices ranging from $1.085 to $1.10 per share. 2.28 million shares and 570,064 Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2007, the Company raised subscription funds of $1.6 million relating to the private placement commenced during the first quarter of 2007 at subscription prices ranging from $1.02 to $1.10 per share. 1.5 million shares and 260,500 Common Share Purchase Warrants were issued as a result of this funding.

During the third quarter of 2007, the Company raised subscription funds of $1.6 million relating to the private placement commenced during the third quarter of 2007 at subscription prices ranging from $0.81 to $1.01 per share. 1.8 million shares and 885,610 Common Share Purchase Warrants were issued as a result of this funding.

With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2007 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company’s 2007 financing plan is structured to enable completion, commissioning and ramp-up of the Company’s first 200 tonne per day (“tpd”) BioOil manufacturing facility in Guelph. The plant is to be

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006 owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive. As well the Company is spending approximately $8 million on an upgrade and expansion of the plant in West Lorne and related char boiler system. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 tpd plants, the Company has committed to outstanding construction commitments of approximately $2.6 million at September 30, 2007.

The Company’s funding plan for 2007 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project and the West Lorne Upgrade which are expected to be largely completed during 2007. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $469,856 for the quarter (2006 - $326,898) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $48,037 (2006 - $ 29,500) paid by stock based compensation. For the nine month period ended September 30, 2007, consulting fees and salaries of $1,251,766 (2006 - $852,151) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $113,608 (2006 - $29,500) paid by stock based compensation.

As at September 30, 2007, there was $41,191 (2006 - $9,276) due from related parties and $2,368,199 (2006 - $774,749) due to related parties, which amounts are non-interest bearing, unsecured and due on demand.

1.10 Fourth Quarter

Not applicable.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

1.11 Proposed Transaction

Not applicable.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

The Company adopted the following new Handbook Sections effective January 1, 2007:

  Section 1530, “Comprehensive Income”; and
  Section 3855, “Financial Instruments- Recognition and Measurement”

These new accounting standards provide requirements for the recognition and measurement of financial instruments. The standards have been adopted prospectively and the comparative interim consolidated financial statements have not been restated.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Not applicable.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

Not applicable.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		(restated)		(restated)
	$	$	$	$
Material	105,248	236,084	337,955	900,031
Salary and benefits	87,376	109,317	248,356	432,503
Engineering and consulting fees	31,656	500,208	1,081,129	1,914,058
Miscellaneous costs	8,634	156,450	88,797	182,770
	232,914	1,002,059	1,756,237	3,429,362
Less: Product and services sales	—	(27,316)	(13,157)	(142,838)
Less: Government assistance programs	—	—	—	(235,909)
	232,914	974,743	1,743,080	3,050,615

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

Breakdown by major category:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
		(restated)		(restated)
	$	$	$	$
Office supplies, telephone, and insurance	134,398	116,236	418,377	367,068
Professional fees	545,922	301,285	1,336,715	756,044
Rent	127,400	59,193	322,185	151,151
General and admin. salaries and benefits	1,742,442	1,307,439	5,143,580	4,007,862
	2,550,162	1,784,153	7,220,857	5,282,125

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006 materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in the 2006 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect Dynamotive’s future performance.

1.16 Corporate Governance

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at September 30, 2007, to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the period ended September 30, 2007.

The Company evaluated the design and its internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended September 30, 2007 and based on this evaluation have determined these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal control deficiencies which are not atypical for a company of this size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting, and taxation issues.

There have been no significant changes to the Company’s internal controls over financial reporting in the period ended September 30, 2007.

The MD&A was reviewed and approved by the Audit Committee and board of Directors and is effective as of November 21, 2007.